Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 20, 2009

iPath® Exchange Traded Notes Trading Strategy Report March 2009 - Data provided by ArcaVision

Exchange Traded Note	Ticker	Yearly Fee (bps)	Spread ($)	Spread (bps)	Avg. Quote Size (notes)	Avg. Quote Size ($)	Avg. Order Size ($)	Close Price ($)	Notes Outstanding (000s)	Market Cap ($M)	Volatility (%)	Avg. Daily Vol. (notes)	Avg. Daily Vol. ($M)	Pri. Mkt. Share (%)	Short Interest (%)
iPath® S&P GSCITM Crude Oil Total Return Index ETN	OIL	75	0.01	6.2	6,000	$119,000	$11,000	$18.87	31,209	$588.9	76.2%	3,069,000	$57.0	35%	2%
iPath® MSCI India IndexSM ETN	INP	89	0.04	13.1	2,000	$52,000	$7,000	$30.25	11,734	$354.9	73.1%	567,000	$15.4	53%	8%
iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	75	0.03	8.5	5,000	$156,000	$13,000	$32.92	28,695	$944.6	33.4%	491,000	$16.2	35%	2%
iPath® S&P 500 VIX Short-Term FuturesTM ETN	VXX	89	0.11	9.8	1,000	$40,000	$21,000	$113.18	263	$29.7	73.5%	436,000	$47.3	78%	72%
iPath® S&P 500 VIX Mid-Term FuturesTM ETN	VXZ	89	0.23	21.3	1,000	$42,000	$32,000	$112.84	263	$29.7	41.9%	102,000	$11.2	24%	84%
iPath® Dow Jones-AIG Platinum Total Return Sub-IndexSM ETN	PGM	75	0.05	20.8	3,000	$73,000	$20,000	$27.61	1,407	$38.8	30.9%	81,000	$2.1	42%	1%
iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN	JJC	75	0.05	20.7	2,000	$60,000	$13,000	$25.87	1,136	$29.4	64.8%	67,000	$1.6	31%	3%
iPath® S&P GSCITM Total Return Index ETN	GSP	75	0.06	25.4	7,000	$168,000	$12,000	$24.51	1,844	$45.2	50.7%	43,000	$1.1	56%	2%
iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN	JJG	75	0.15	39.1	4,000	$150,000	$27,000	$39.05	764	$29.8	32.8%	25,000	$0.9	45%	9%
iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN	GAZ	75	0.05	26.4	4,000	$84,000	$13,000	$18.90	847	$16.0	65.5%	22,000	$0.4	42%	12%
iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN	COW	75	0.08	25.7	4,000	$139,000	$16,000	$30.88	2,405	$74.3	18.1%	16,000	$0.5	57%	0%
iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN	JJA	75	0.10	25.5	4,000	$148,000	$17,000	$38.74	1,152	$44.6	34.1%	13,000	$0.5	59%	0%
iPath® Dow Jones-AIG Sugar Total Return Sub-IndexSM ETN	SGG	75	0.24	53.8	2,000	$98,000	$14,000	$42.91	64	$2.7	33.6%	6,000	$0.3	74%	9%
iPath® Dow Jones-AIG Cotton Total Return Sub-IndexSM ETN	BAL	75	0.15	58.4	2,000	$58,000	$22,000	$26.55	100	$2.7	38.0%	4,000	$0.1	61%	17%
iPath® Dow Jones-AIG Cocoa Total Return Sub-IndexSM ETN	NIB	75	0.12	30.2	3,000	$100,000	$14,000	$40.83	100	$4.1	35.7%	4,000	$0.1	51%	10%
iPath® Dow Jones-AIG Coffee Total Return Sub-IndexSM ETN	JO	75	0.12	33.6	2,000	$77,000	$14,000	$35.72	50	$1.8	28.9%	4,000	$0.1	47%	33%
iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN	JJN	75	0.16	106.7	4,000	$60,000	$3,000	$14.92	212	$3.2	51.2%	4,000	$0.1	38%	5%
iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN	JJE	75	0.09	38.2	3,000	$75,000	$32,000	$22.33	120	$2.7	47.2%	4,000	$0.1	53%	26%
iPath® Dow Jones-AIG Precious Metals Total Return Sub-IndexSM ETN	JJP	75	0.09	18.7	4,000	$188,000	$24,000	$47.61	140	$6.7	40.8%	3,000	$0.1	85%	7%
iPath® Dow Jones-AIG Lead Total Return Sub-IndexSM ETN	LD	75	0.30	85.9	2,000	$79,000	$25,000	$34.14	100	$3.4	68.9%	3,000	$0.1	86%	2%
iPath® Global Carbon ETN	GRN	75	0.27	125.9	1,000	$9,000	$5,000	$22.45	102	$2.3	105.2%	2,000	$0.0	67%	1%
iPath® Dow Jones-AIG Aluminum Total Return Sub-IndexSM ETN	JJU	75	0.66	321.9	4,000	$87,000	$16,000	$20.90	158	$3.3	56.1%	2,000	$0.0	64%	8%
iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN	JJM	75	0.14	62.5	6,000	$127,000	$8,000	$23.57	114	$2.7	40.5%	2,000	$0.0	35%	8%
iPath® CBOE S&P 500 BuyWrite IndexSM ETN	BWV	75	0.21	62.2	6,000	$193,000	$14,000	$35.16	263	$9.2	34.5%	2,000	$0.1	82%	7%
iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN	JJS	75	0.09	24.3	2,000	$85,000	$26,000	$35.40	100	$3.5	48.3%	1,000	$0.0	88%	1%
iPath® Dow Jones-AIG Tin Total Return Sub-IndexSM ETN	JJT	75	0.57	226.6	2,000	$45,000	$24,000	$44.51	100	$2.4	117.7%	1,000	$0.0	100%	1%
iPath® Optimized Currency Carry ETN	ICI	65	0.17	38.6	1,000	$60,000	$14,000	$51.82	654	$29.1	10.1%	1,000	$0.1	77%	0%
iPath® EUR/USD Exchange Rate ETN	ERO	40	0.10	20.4	1,000	$49,000	$11,000	$60.35	151	$7.8	45.5%	1,000	$0.1	68%	3%
iPath® JPY/USD Exchange Rate ETN	JYN	40	0.12	19.4	1,000	$56,000	$18,000	$23.88	147	$8.8	32.5%	1,000	$0.1	78%	0%
iPath® GBP/USD Exchange Rate ETN	GBB	40	0.22	48.0	1,000	$30,000	$4,000	$39.32	40	$1.6	62.3%	1,000	$0.0	78%	1%

Field Definitions (in order of fields above):

Investor Fee (bps) - The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com. Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply when redeeming units of the iPath® MSCI India IndexSM ETN, iPath® S&P 500 VIX Short-Term FuturesTM ETN, and iPath® S&P 500 VIX Mid-Term FuturesTM ETN.

Spread ($) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 notes. Measure of the average cost an investor pays for each share.

Spread (bps) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 notes. Calculation: Spread ($) divided by Weighted Volume Avg. Price ($)

Avg. Quote Size (nt) - The average quoted depth in notes available at the national best bid and offer. (This provides a true representation of the aggregated size in notes at the inside.)

Avg. Quote Size ($) - The average quoted depth in dollars available at the national best bid and offer. (This provides a true representation of the aggregated size in dollars at the inside.)

Avg. Order Size ($) - The average dollar amount of an order. Calculation: Order Size (notes) multiplied by Volume Weighted Average Price ($)

Close Price ($) - The last trade on the last trading day of the month.

Notes Outstanding (000s) - The total notes outstanding for the note.

Market Cap ($) - Market capitalization of the note.

Volatility (%) - The standard deviation or measure of the relative price change of the month’s closing prices.

Avg. Daily Volume (notes) - The average daily closing composite volume in notes during the month.

Avg. Daily Volume ($M) - The average daily closing composite volume in millions of dollars during the month.

Primary Market Share (%) - Market share of volume on the primary listed market.

Short Interest % - Percent of the short positions to total notes. Could be used to follow market sentiment, liquidity, & order flow. Calculation: Short interest position divided by total notes outstanding. Short interest is a snapshot of the number of short positions settled as of the 15th of

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Aluminum Total Return Sub-IndexSM”, “Dow Jones-AIG Cocoa Total Return Sub-IndexSM”, “Dow Jones-AIG Coffee Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Cotton Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Lead Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM”, “Dow Jones-AIG Nickel Total Return Sub-IndexSM”, “Dow Jones-AIG Platinum Total Return Sub-IndexSM”, “Dow Jones-AIG Precious Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Softs Total Return Sub-IndexSM”, “Dow Jones-AIG Sugar Total Return Sub-IndexSM”, and “Dow Jones-AIG Tin Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®,” “S&P®,” “GSCI®,” “S&P GSCITM,” “S&P GSCITM Index,” “S&P GSCITM Total Return Index,” “S&P GSCITM Crude Oil Total Return Index” and “S&P GSCITM Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCITM Index, the S&P GSCITM Total Return Index, the S&P GSCITM Crude Oil Total Return Index, and S&P GSCITM Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCITM Index or any of its subindexes to track general commodity market performance.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays.

“VIX®” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

Barclays Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

“Barclays Capital Global Carbon IndexTM” and “Barclays Capital Global Carbon Index Total ReturnTM” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2009 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0109-0509

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE